Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RECORD RESULTS FOR THE THIRD QUARTER OF 2006

Ituran Presents Record Net Profit and Revenues

AZOUR, Israel – November 21, 2006 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the quarter ended September 30, 2006.

Highlights of the third quarter
—	Record results with strong growth across all parameters, with gross, operating and net profit continuing year-over-year improvement.
—	Record revenues of $26 million, representing year-over-year growth of 13.5%.
—	Record net income of $4.9 million, representing year-over-year growth of 35%.
—	Record net margin of 18.8%.
—	The number of subscribers as of September 30th, 2006 reached 383,000 representing a 20% growth compared with 320,000 subscribers as of September 30th, 2005.

Revenues for the third quarter of 2006 reached US$26.0 million. This represents a 13.5% increase compared with revenues of US$23.0 million in the third quarter of last year. The increase in revenues was driven by the continued growth of the Company’s subscriber base, sales of infrastructure in the Far East, and sales of the AMR products.

Gross margin in the third quarter of 2006 was 48.7% compared with 48.6% in the third quarter of 2005.

Net profit was US$4.9 million in the third quarter of 2006, or 18.8% of revenues, representing growth of 34.6% over US$3.6 million, or 15.7% of revenues, as reported for the third quarter of 2005. The main reason for the continued improvement in margins over the last few quarters was primarily due to the operating leverage inherent in the Company’s business.

Fully diluted EPS in the third quarter of 2006 was US$0.21 compared with US$0.19 per fully diluted share in the third quarter of 2005. Due to the Company’s initial public offering on the NASDAQ in the fourth quarter of 2005, the number of shares grew from 19.1 million in the third quarter of 2005 to 23.4 million in the third quarter of 2006.

Cash flow from operations during the third quarter of 2006 was US$5.6 million. As of September 30th, 2006 the company had a net cash position (including marketable securities) of US$57.3 million compared with US$2 million on September 30th, 2005.

Eyal Sheratzky, Co-CEO of Ituran said, “Again we have shown record top and bottom line results. Our global expansion is progressing to plan. In South Korea, our subsidiary Telematics Wireless, was awarded a $14.6 million order for the second and third phase of the deployment of our infrastructure equipment, to our local customer in Korea.”

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

“Our core business continues to grow and we are also looking to expand the range of services we can provide,” continued Mr. Sheratzky. “During the quarter we announced our intention to purchase a majority stake in ERM, a manufacturer of leading-edge vehicle alarm and GPRS tracking systems. The main reason for this purchase is the significant synergies we see with our business. We intend to leverage our brand through the value added services that can be provided by ERM, using our existing marketing and sales infrastructure, as well as our 24-hour service control center. We see the ERM business as an additional growth engine for Ituran.”

Mr. Sheratzky concluded, “We remain well positioned internationally in countries with strong growth potential such as Brazil, Argentina, China and South Korea, while our core business in Israel remains strong. We expect our growth to continue over the rest of the year and into 2007.”

Conference Call Information

The Company will also be hosting a conference call today, Tuesday, November 21st 2006 at 10am EST. On the call, management will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-281-1167
UK Dial-in Number: 0-800-917-9141
ISRAEL Dial-in Number: 03-918-0610
INTERNATIONAL Dial-in Number: +972-3-918-0610

At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 383,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Company Contact

Udi Mizrachi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348

International Investor Relations

Ehud Helft (Ehud.Helft@gkir.com) Kenny Green (Kenny.Green@gkir.com) GK Investor Relations (US) +1-866-704-6710

Investor Relations in Israel

Oded ben chorin (oded@km-ir.co.il) KM Investor Relations (Israel) +972-3-5167620

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of September 30, 2006

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statementsas
of September 30, 2006

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
(in thousands)	December 31, 2005	September 30, 2006
	(audited)	(unaudited)

Current assets

Cash and cash equivalents	58,429	40,013
Investment in marketable securities	-	17,964
Accounts receivable (net of allowance for doubtful accounts)	22,494	26,040
Other current assets	2,747	3,220
Inventories	6,330	10,880

	90,000	98,117

Long-term investments and debit balances

Investments in affiliated companies	872	872
Accounts receivable	280	135
Deposit	1,300	1,420
Deferred income taxes	5,168	5,119
Funds in respect of employee rights upon retirement	2,959	3,507

	10,579	11,053

Property and equipment, net	9,904	17,826

Intangible assets, net	3,201	2,883

Goodwill	2,800	2,867

Total assets	116,484	132,746

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
(in thousands)	December 31, 2005	September 30, 2006
	(audited)	(unaudited)

Current liabilities

Credit from banking institutions	3,315	691
Accounts payable	10,298	14,190
Deferred revenues	3,900	4,644
Advances, net of work in progress inventory	-	481
Other current liabilities	11,492	10,651

	29,005	30,657

Long-term liabilities

Long-term loans from banking institutions	373	-
Liability for employee rights upon retirement	4,504	4,523
Deferred income taxes	212	746

	5,089	5,269

Minority interest	734	905

Capital Notes	5,894	5,894

Total shareholders' equity	75,762	90,021

Total liabilities and shareholders' equity	116,484	132,746

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF INCOME

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2005	2006	2005	2006

Revenues:
Location-based services	31,933	39,867	11,368	13,845
Wireless communications products	32,544	35,201	11,586	12,201
Other	2,164	-	2	-

	66,641	75,068	22,956	26,046

Cost of revenues:
Location-based services	11,272	13,314	3,878	4,780
Wireless communications products	22,578	24,917	7,893	8,571
Other	1,602	-	29	-

	35,452	38,231	11,800	13,351

Gross profit	31,189	36,837	11,156	12,695
Research and development expenses	2,242	2,082	642	590
Selling and marketing expenses	3,608	3,829	1,402	1,250
General and administrative expenses	10,920	12,701	4,097	4,571
Other expenses (income), net	(6)	2	(1)	(4)

Operating income	14,425	18,223	5,016	6,288
Financing income, net	197	1,152	238	560

Income before taxes on income	14,622	19,375	5,254	6,848
Taxes on income	(3,711)	(4,703)	(1,578)	(1,774)

	10,911	14,672	3,676	5,074
Share in losses of affiliated companies, net	(97)	(201)	(9)	(52)
Minority interests in income of subsidiaries	(114)	(403)	(52)	(127)

Net income for the period	10,700	14,068	3,615	4,895

Earnings per share
Basic	0.57	0.61	0.19	0.21

Diluted	0.55	0.60	0.19	0.21

Weighted average number of shares outstanding
(in thousands):
Basic	18,671	23,172	18,785	23,281

Diluted	19,141	23,469	19,141	23,442

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands)	2005	2006	2005	2006

Cash flows from operating activities

Net income for the period	10,700	14,068	3,615	4,895

Adjustments to reconcile net income to net cash from operating activities:

Depreciation and amortization	2,647	2,922	835	1,101
Exchange differences on principal of deposit and loan, net	103	(37)	327	(18)
Exchange differences on principal of marketable securities,
net	-	100	-	(72)
Increase (decrease) in liability for employee rights upon
retirement	237	(296)	29	(118)
Share in losses of affiliated companies, net	97	201	9	52
Deferred income taxes	90	886	(106)	591
Capital gains on sale of property and equipment, net	-	(35)	-	(8)
Employees stock option plans, net	241	-	241	-
Minority interests in profits (losses) of subsidiaries, net	(114)	403	(176)	127
Decrease (increase) in accounts receivable	(3,300)	(3,269)	230	(1,005)
Increase in other current assets	(1,033)	(237)	(232)	(203)
Increase in inventories and contracts in process, net	(1,007)	(3,626)	(576)	(995)
Increase (decrease) in accounts payable	1,334	3,134	(1,333)	835
Increase in deferred revenues	780	471	1,040	201
Increase (decrease) in other current liabilities	3,704	(1,596)	1,111	205

Net cash provided by operating activities	14,479	13,089	5,014	5,588

Cash flows from investing activities
Increase in funds in respect of employee rights upon
retirement, net of withdrawals	(186)	(341)	(44)	(107)
Capital expenditures	(2,934)	(10,080)	(1,280)	(4,193)
Proceeds from sale of property and equipment	127	53	127	8
Purchase of intangible assets and minority interest	(824)	(51)	(233)	(28)
Investment in marketable securities	-	(52,357)	-	(5,540)
Sale of marketable securities	-	35,155	-	5,424
Loan granted to affiliated company	(339)	(138)	(108)	-

Net cash used in investment activities	(4,156)	(27,759)	(1,538)	(4,436)

Cash flows from financing activities
Short-term credit from banking institutions, net	32	(244)	54	(60)
Repayment of long-term loans	(4,717)	(2,835)	(1,391)	-
Dividend paid	(2,698)	(3,705)	(14)	-
Proceeds from exercise of options by employees	(596)	18	(246)	10
Acquisition of minority interests in subsidiaries	-	(21)	-	-
Dividend distribution to minority interest of a subsidiary	15	(172)	1	-
Purchase of shares from treasury	-	(877)	-	(877)

Net cash used in financing activities	(7,964)	(7,836)	(1,596)	(927)

Effect of exchange rate changes on cash and cash equivalents	(290)	4,090	(22)	1,949

Net increase (decrease) in cash and cash equivalents	2,069	(18,416)	1,858	2,174
Balance of cash and cash equivalents at beginning of period	4,604	58,429	4,815	37,839

Balance of cash and cash equivalents at end of period	6,673	40,013	6,673	40,013